03011741

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53513

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Boston Cabot, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
208 South LaSalle Street - Suite 2048
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Doherty (312) 382-8000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

711 South Dearborn Street - Suite 206 (Address) Chicago (City) IL (State) 60605 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
APR 21 2003
THOMSON FINANCIAL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Robert G. Martin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Boston Cabot, LLC as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

~~Robert G. Martin~~
Member Paul R. T. Johnson, Jr.

OFFICIAL SEAL
CAROL A. MARTIN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-16-2006

Carol A. Martin
Notary Public

BOSTON CABOT, LLC

CHICAGO, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2002

BOSTON CABOT, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES
711 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

INDEPENDENT AUDITOR'S REPORT

To the Members
BOSTON CABOT, LLC

We have audited the accompanying statement of financial condition of BOSTON CABOT, LLC as of December 31, 2002, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOSTON CABOT, LLC as of December 31, 2002, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faircloth & associates, LLC

Chicago, Illinois
March 25, 2003

EXHIBIT A

BOSTON CABOT, LLC

Statement of Financial Condition
December 31, 2002

ASSETS

Amounts receivable from broker-dealers		595,142
Property and equipment net of accumulated depreciation of $21,125		33,214
Other Assets		13,981
Total Assets	$	642,337

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Payable to bank	$	1,175
Accounts payable and accrued liabilities		22,253
Total Liabilities	$	23,428
Commitments and contingent liabilities (Note 4)		
Members' equity		618,909
Total Liabilities and Members' Equity	$	642,337

The accompanying notes are an integral part of this financial statement.

EXHIBIT B

BOSTON CABOT, LLC

Statement of Income
for the Year ended December 31, 2002

Revenues				
Trading income			$	510,661
Interest income				5,051
Other income				102,762
Total Revenues			$	618,474
Expenses				
Administrative expenses	$	84,450		
Exchange fees and clearing charges	$	124,707		
Commissions and execution charges		28,077		
Communications expense		86,168		
Occupancy expense		70,490		
Other operating expenses		309,292		
Total Expenses			$	703,184
Net Income			$	(84,710)

The accompanying notes are an integral part of this financial statement.

EXHIBIT C

BOSTON CABOT, LLC

Statement of Changes in Members' Equity
for the Year ended December 31, 2002

Members' equity, beginning of year	$	373,619
Member contributions		330,000
Net loss for the year ended December 31, 2002		(84,710)
Members' equity, end of year	$	618,909

The accompanying notes are an integral part of this financial statement.

EXHIBIT D

BOSTON CABOT, LLC

Statement of Cash Flows
for the Year ended December 31, 2002

Cash provided by (applied to) operating activities		
Net loss	$	(84,710)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		18,895
Changes in operating assets and liabilities		
Amounts receivable from broker-dealers		(342,607)
Other assets		51,596
Payable to banks		1,175
Accounts payable and accrued expenses		(5,512)
Net cash provided by operating activities	$	(361,163)
Cash provided by (applied to) investing activities		
Acquisition of equipment	$	(9,745)
Net cash applied to investing activities	$	(9,745)
Cash provided by (applied to) financing activities		
Contributions by members		330,000
Net cash applied to financing activities	$	330,000
Net increase in cash	$	(40,908)
Cash and cash equivalents at January 1, 2002		40,908
Cash and cash equivalents at December 31, 2002	$	-
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	-
Cash paid during the period for taxes	$	-

The accompanying notes are an integral part of this financial statement.

BOSTON CABOT, LLC

Notes to the Financial Statements
December 31, 2002

NOTE 1 - ORGANIZATION

The Company was organized August 6, 2001. The Company is a broker-dealer and a member of the National Association of Securities Dealers. The Company trades in equity securities and futures contracts. The Company does not carry customer accounts as defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities and futures transactions, commissions and expenses are recorded on trade date.

Mark-to-Market - Securities and futures are recorded at market value on trade date.

Cash and Cash Equivalents - For financial statement purposes, all highly liquid debt instruments with maturity of three months or less at date of acquisition are considered to be cash equivalents.

Depreciation - Depreciation is recorded using accelerated methods over the useful life of the related assets.

Management's Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is treated as a partnership under the Internal Revenue Code. The Company allocates taxable income or loss to the Members of the Company, who are responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and, are either already reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under an agreement expiring in 2005. Approximate minimum lease payments under this agreement, exclusive of executory costs, are as follows:

2003	$ 26,400
2004	27,720
2005	29,040
Total	$113,160

Office rental expense was $51,596 for 2002.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. The Company's exposure to risk associated with counterparty nonperformance on the existing financial instruments is limited to the amounts reflected in the statement of financial condition.

Upon occasion the Company may enter into short sale transactions. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for short sales may exceed the amount recognized in the statement of financial condition.

The Company as of the date of the statement of financial condition has a cash overdraft in its accounts that is classified as a liability in the amount of $1,175.

NOTE 6 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the Commodity Futures Trading Commission. Company net capital was determined to be $571,714 under these rules; this amount exceeded the minimum requirement by $321,714 at December 31, 2002.

BOSTON CABOT, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer Boston Cabot, LLC as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 618,909	3480
2. Deduct: Ownership equity not allowable for net capital						3490
3. Total ownership equity qualified for net capital					618,909	3500
4. Add						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					$ 618,909	3530
6. Deductions and/or charges						
A. Total non-allowable assets from: Statement of Financial Condition (Notes B and C)			$ 47,195	3540		
1. Additional charges for customers' and non-customers' security accounts				3550		
2. Additional charges for customers' and non-customers' commodity accounts				3560		
B. Aged fail-to-deliver				3570		
1. Number of Items		3450				
C. Aged short security differences - less reserve of		3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities proprietary capital charges				3600		
F. Other deductions and/or charges				3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					47,195	3620
7. Other additions and/or allowable credits (list)						3630
8. Net capital before haircuts on securities positions					571,714	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments				3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations				3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants				3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities				3734		
D. Undue concentration				3650		
E. Other (list)				3736		3740
10. Net Capital					571,714	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer Boston Cabot, LLC as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 2,928	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 250,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 250,000	3760
14. Excess net capital (line 10 less 13)		$ 321,714	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		569,371	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition		23,428	3790
17. Add:			
A. Drafts for immediate credit	3800		
B. Market value of securities borrowed for which no equivalent is paid or credited	3810		
C. Other unrecorded amounts (List)	3820	-	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))			3838
19. Total aggregate indebtedness		23,428	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		4%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 / line 10 less item 4880 page 11)		4%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirment pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Percentaqe of Net Capital to Aggregate Debits (line 10 / line 17 page 8)		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 / line 17 page 8)		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) / Net Capital		3852

Notes:

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

BOSTON CABOT, LLC

Reconciliation of Computation of Net Capital
December 31, 2002

There were no material differences between the audited and unaudited computation of net capital under Rule 15C3-1.

BOSTON CABOT, LLC

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to
Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2002

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES
711 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

SUPPLEMENTAL REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Boston Cabot, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Boston Cabot, LLC (the"Company") for the year ended December 31, 2002 (on which we issued our report dated March 25, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Company's Members, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Faircloth & Associates, LLC

Chicago, Illinois
March 25, 2003